Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Callidus Software Inc:
     We consent to the incorporation by reference in the registration statement on Form S-8 of Callidus Software Inc. to be filed on or about August 19, 2005 of our report dated January 19, 2005, with respect to the consolidated balance sheets of Callidus Software Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 10-K of Callidus Software Inc.
/s/ KPMG LLP
Mountain View, California
August 19, 2005